FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated February 6, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   February 6, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director

BTG Pactual - CEO Conference

José Antônio Fay (CEO)
Leopoldo Saboya (CFO)

- ✓ TRANSITION TO A NEW CYCLE
- ✓ THE NEW CORPORATE BRAND
- ✓ 2013 PERSPECTIVES & OBJECTIVES

NEW CYCLE, NEW VISUAL IDENTITY

CORPORATE BRAND EVOLUTION

PERDIGÃO

Sadia

MAY/09

BRF BRASIL FOODS

Sadia

Whole owned subsidiary

DEC/12

brf

CYCLE BRF BRASIL FOODS AT A GLANCE

brf

MERGER PROCESS
MAY/09 – JUL/11

- ✓ Integration plan /definition of best practices
- ✓ Financial (follow-on) and legal restructuring
- ✓ New organizational structure
- ✓ BRF15 (strategic plan) definition
- ✓ Export market integration but restrictions in the domestic market operations
- ✓ Negotiation with CADE (anti-trust)

CONSOLIDATION
JUL/11 – DEC/12

- ✓ Execution of TCD/CADE: divestiture, suspension
- ✓ Recovery of revenues post-TCD (innovation)
- ✓ Harmonization of systems – SAP unified
- ✓ Investment grade by 3 major rating agencies
- ✓ Gradual capture of synergies
- ✓ International expansion (Danica, Avex, Quickfood, Federal Foods, Rising Star)

TOTAL SHAREHOLDER RETURN OF +130%

- Post world financial crisis period
- Increase in commodity prices as of 2S10
- BRL Appreciation (1,60 levels)

- Excess supply / high level of inventories generating down cycle in the export market
- High cost of grains (drought in the U.S.)
- Restrictions in the domestic market (TCD)

TOTAL SHAREHOLDER RETURN - CYCLE

BRF BRASIL FOODS

TSR (%) ANNUAL

Period:

- Sadia - Perdigão: 05/19/09 (merger announcement date) - Dec/2012
- Other transactions: from merger date up to Dec/12



30,2
27,8
18,8
16,5
10,1
5,5

Sadia - Perdigão (USD -- BRF ADR)

Other transformational merger transactions in different segments / countries

Total period since merger date

3.6 yrs

4.5 yrs – 13.5 yrs

Source: Bloomberg

TOTAL SHAREHOLDER RETURN - CYCLE

TSR (%) – FIRST 3 YEARS (AFTER MERGER)

- TSR average of 20 business days prior to merger announcement date (05/19/09)
- BRFS (ADR) -- USD



169,5
135,7
56,6
40,7
36,2
34,2
Annual average: 33.6%
*
Sadia - Perdigão
MAY 19 2009
* Other transformational merger transactions in different segments / countries

Source: Bloomberg

NEW CYCLE brf

UNLOCKING THE VALUE OF BRF
JAN/13

FIRST MILESTONE – BRF15

- ✓ Consolidate the domestic market
- ✓ Improve the dairy business profitability
- ✓ Expand the Food Service business
- ✓ Localize the international operations with improved mix/distribution/brands

NEW CORPORATE BRAND

BUILDING A GLOBAL BRAND

REINVENT THE SPIRIT AND IDENTITY OF THE COMPANY WITHIN A SINGLE CONSOLIDATED AND GLOBAL COMPANY.

VIDEO



Fosters bonds



Interface with the world

Energy



Product diversity



Brand diversity

Sadia

Qualy Sadia

Perdigão

Elegê

Batavo

Strenght

✓ 2013 PERSPECTIVES & OBJECTIVES

2013 PERSPECTIVES

- ✓ Macro (Brazil / World)
  - Brazil:
    - ✓ Stronger growth rates in 2013 / 14
    - ✓ Economic/income growth and better distribution
    - ✓ Domestic consumption growth
  - Global GDP – gradual improvement in 2013/14

2013 PERSPECTIVES

TOP 5 POULTRY EXPORTERS



40%
35%
30%
25%
20%
15%
10%
5%
0%
Brazil
United States
EU-27
Thailand
China
Others
2011
2012
2013

Source: USDA - 2013 data: USDA's projections (oct 2012)

2013 PERSPECTIVES



USDA Estimates: BRAZIL Chicken
(% y-o-y)
2011
2012e
2013e
2014e
5.2
4.2
4.5
1.0
(0.9)
(1.6)
3.0
2.0
1.6
4.0
2.7
2.3
Production
Consumption
Exports

USDA Estimates: BRAZIL Chicken ('000ton)	BRAZIL 2011	2012e	2013e	2014e
Production	12,863	12,750	13,005	13,356
Exports	3,443	3,478	3,582	3,725
Consumption	9,421	9,273	9,424	9,641
Percapita	48.3	47.2	47.6	48.3

2013 data: USDA's PSD chicken projections (oct 2012)
2014 data: projections for chicken are based on the % growth rates of USDA's poultry (chicken + turkey) long term projections (april 2012)

2013 PERSPECTIVES


USDA Estimates: USA Chicken
(% y-o-y)
2011
2012e
2013e
2014e
3.0
1.4
0.8
1.5
(1.3)
(2.5)
(0.8)
(1.8)
(0.7)
2.3
2.6
0.9
Production
Consumption
Exports

USDA Estimates: USA Chicken ('000ton)	USA			
	2011	2012e	2013e	2014e
Production	16,694	16,476	16,341	16,717
Exports	3,162	3,211	3,152	3,180
Consumption	13,664	13,318	13,225	13,569
Percapita	43.8	42.4	41.7	42.4

2013 data: USDA's PSD chicken projections (oct 2012)
2014 data: projections for chicken are based on the % growth rates of USDA's poultry (chicken + turkey) long term projections (april 2012)

2013 PERSPECTIVES

✓ Status of major international markets

- Middle East
- Far East (Japan / China)
- Europe

✓Grains

2013 PERSPECTIVES


Corn
USD/ bushel
2009-2012
Corn (USD) +86%
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2,09
2,09
2,27
2,34
2,52
2,09
2,60
3,73
5,27
3,73
4,28
6,79
6,95
6,48
5,32
3,80
2,29
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013e
Projection

Source: USDA – jan/13; CBOT

2013 PERSPECTIVES



Soybean
USD / bushel
2009-2012
Soybean (USD) +32%
600.00
550.00
500.00
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
170
164
167
195
233
187
176
239
334
326
300
344
430
387
185
337
261
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013 e
Projection

Source: USDA – jan/13; CBOT

2013 - BEGINNING OF NEW CYCLE

brf

UNLOCKING THE VALUE OF BRF
KEY FOCUS AREAS IN 2013

GROWTH AND PROFITABILITY

- ✓ Increase net revenues by 10% - 12% -- focus on value instead of volume
- ✓ Build plant (processed products – Abu Dhabi)
- ✓ Integrate and grow the Federal Foods business
- ✓ Gradually develop the JV in China
- ✓ Execute improved GTM model for Food Service with excellence in services
- ✓ Improve dairy business by rightsizing the UHT milk division, improving mix and revitalizing Batavo brand and portfolio

2013 - BEGINNING OF NEW CYCLE

UNLOCKING THE VALUE OF BRF
KEY FOCUS AREAS IN 2013

EFICCIENCY AND PRODUCTIVITY

- ✓ Improve operating efficiencies (production and sales) temporarily impacted by TCD
- ✓ Integrate the distribution/logistics and strong focus on services
- ✓ Optimize capital employed (fixed assets, working capital)
- ✓ Integrate the Argentine business

THANK YOU